

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Patrick J. Mahaffy
Chief Executive Officer
Clovis Oncology, Inc.
5500 Flatiron Parkway, Suite 100
Boulder, CO 80301

> **Re: Clovis Oncology, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 25, 2021**
> **File No. 333-253485**

Dear Mr. Mahaffy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Metoyer at 202-551-6001 or Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas Mark, Esq.